SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                              ----------------------

                                     FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 of the
                          Securities Exchange Act of 1934

                                Date: May 16, 2003

                              Koninklijke Ahold N.V.
                 ------------------------------------------------
                (Exact name of registrant as specified in charter)

                                    Royal Ahold
                   ---------------------------------------------
                  (Translation of registrant's name into English)

                                  The Netherlands
                                  ---------------
                          (Jurisdiction of organization)

        Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
        ------------------------------------------------------------------
                     (Address of principal executive offices)

          Registrant's telephone number, international: + 31-75-659-9111
                                                        ----------------

                                     0-18898
                           --------------------------
                            (Commission File Number)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                        No   X
                               ---                        ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On May 16, 2003, Koninklijke Ahold N.V. (the "Company") issued a press release announcing the Company's consolidated sales for the first quarter of 2003. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          KONINKLIJKE AHOLD N.V.


Date:    May 16, 2003                     By:   /s/ M.P.M. de Raad
                                              ----------------------------------
                                          Name:  M.P.M. de Raad
                                          Title: Executive Vice President

                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:

Exhibits       Description
--------       -----------

1. Ahold press release, dated May 16, 2003, announcing the Company's consolidated sales for the first quarter of 2003